UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2020 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2020

	March 31,	June 30,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,565,529	787,751
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; June 30, 2020: RMB115,852 (US$16,398))	104,251	111,635	15,801
Inventories	43,758	52,460	7,425
Prepaid expenses and other receivables	44,785	79,533	11,257
Total current assets	5,666,167	5,809,157	822,234
Property, plant and equipment, net	522,679	516,621	73,123
Operating lease right-of-use assets	4,548	4,027	570
Non-current deposits	347,360	349,245	49,432
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; June 30, 2020: RMB71,721 (US$10,151))	160,031	179,123	25,354
Inventories	85,109	86,569	12,253
Intangible assets, net	92,823	91,668	12,975
Investment in equity securities at fair value	101,306	119,427	16,904
Other equity investment	189,129	189,129	26,769
Deferred tax assets	50,701	51,810	7,333
Total assets	7,219,853	7,396,776	1,046,947

LIABILITIES
Current liabilities
Accounts payable	19,992	14,307	2,025
Accrued expenses and other payables	113,989	127,987	18,115
Operating lease liabilities	1,717	1,738	246
Deferred revenue	402,751	404,405	57,240
Income tax payable	32,329	31,548	4,465
Total current liabilities	570,778	579,985	82,091
Non-current deferred revenue	2,289,762	2,314,880	327,650
Non-current operating lease liabilities	1,782	1,754	248
Other non-current liabilities	450,900	459,891	65,093
Deferred tax liabilities	18,140	17,789	2,519
Total liabilities	3,331,362	3,374,299	477,601

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and June 30, 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	297,460
Treasury stock, at cost (March 31 and June 30, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(398)
Accumulated other comprehensive losses	(94,663)	(95,102)	(13,461)
Retained earnings	1,877,940	2,010,449	284,561
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,014,197	568,174
Non-controlling interests	6,364	8,280	1,172
Total equity	3,888,491	4,022,477	569,346
Total liabilities and equity	7,219,853	7,396,776	1,046,947

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2019 and 2020

	Three months ended June 30,
	2019	2020
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	273,375	280,913	39,761
Cost of revenues	(45,749)	(43,463)	(6,152)
Gross profit	227,626	237,450	33,609
Operating expenses
Research and development	(4,701)	(4,345)	(615)
Sales and marketing	(60,637)	(55,060)	(7,793)
General and administrative	(49,902)	(44,536)	(6,304)
Total operating expenses	(115,240)	(103,941)	(14,712)
Operating income	112,386	133,509	18,897
Other income, net
Interest income	6,220	6,767	958
Foreign currency exchange (losses)/gains	(28)	42	6
Change in fair value of equity securities	9,979	18,405	2,605
Dividend income	507	—	—
Others	340	1,723	244
Total other income, net	17,018	26,937	3,813
Income before income tax	129,404	160,446	22,710
Income tax expense	(19,476)	(26,021)	(3,683)
Net income	109,928	134,425	19,027
Net income attributable to non-controlling interests	(1,584)	(1,916)	(271)
Net income attributable to Global Cord Blood Corporation’s shareholders	108,344	132,509	18,756

Earnings per share:
Attributable to ordinary shares
- Basic	0.89	1.09	0.15
- Diluted	0.89	1.09	0.15

Other comprehensive income/(losses), net of nil income taxes
Foreign currency translation adjustments	10,353	(439)	(62)
Comprehensive income	120,281	133,986	18,965

Comprehensive income attributable to non-controlling interests	(1,584)	(1,916)	(271)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	118,697	132,070	18,694

Other Events

On August 24, 2020, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated August 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 24, 2020